Filed Pursuant to Rule 424(b)3
Registration No. 333-165874

Prospectus

Union First Market Bankshares Corporation

7,477,273 Shares

Common Stock

This prospectus relates to the potential resale from time to time by selling shareholders of up to 7,477,273 shares of our common stock. The selling shareholders acquired the shares of common stock on February 1, 2010 in connection with our acquisition of First Market Bank, FSB, pursuant to the First Amended and Restated Agreement and Plan of Reorganization, dated and made effective as of March 30, 2009, and a related Plan of Merger (collectively, the “merger agreement”). We issued a total of 7,477,273 shares of common stock in the acquisition, or approximately 29% of our outstanding shares on the effective date of the acquisition.

The shares issued in connection with the acquisition were not registered under the Securities Act of 1933 and are therefore subject to certain transfer restrictions under the federal securities laws. The merger agreement provides that we will register the shares under the Securities Act of 1933 as soon as reasonably practicable after the effective date of the acquisition in order to remove such transfer restrictions.

The selling shareholders, as listed on page 8 of this prospectus, may not sell these shares until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these shares and we are not soliciting an offer to buy these shares in any state where such offer and sale is not permitted.

The selling shareholders may offer the shares from time to time directly or through underwriters, broker-dealers or agents and in one or more public or private transactions and at fixed prices, at prevailing market prices, at prices related to prevailing market prices or at negotiated prices. If these shares are sold through underwriters, broker-dealers or agents, the selling shareholders will be responsible for paying any underwriting discounts or commissions or agents’ commissions.

We will not receive any proceeds from the sale of shares by the selling shareholders.

Our common stock is listed on the NASDAQ Global Select Market under the ticker symbol “UBSH.” On May 19, 2010, the closing price of our common stock on the NASDAQ Global Select Market was $16.34 per share. You are urged to obtain current market quotations of our common stock.

Investing in our securities involves a high degree of risk. See “Risk Factors” beginning on page 5, and under similar headings in the other documents that are incorporated by reference into this prospectus, to read about factors you should consider before buying our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this prospectus is truthful and complete. Any representation to the contrary is a criminal offense.

These shares of our common stock are not savings accounts, deposit accounts or other obligations of a bank or depository institution, and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

The date of this prospectus is May 20, 2010.

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement on Form S-3 filed by us with the Securities and Exchange Commission (the “SEC”), utilizing a “shelf” registration process. Under the self registration process, the selling shareholders may sell the common stock described in this prospectus from time to time in one or more offerings. This prospectus provides you with a general description of the common stock that the selling shareholders may offer. We may also add, update or change information contained in this prospectus through one or more supplements to this prospectus.

We urge you to read this prospectus and, if applicable, any prospectus supplement together with additional information described under the heading “Where You Can Find More Information; Incorporation by Reference.” Our registration statement containing this prospectus, including exhibits, provides additional information about us and the securities offered under this prospectus. The registration statement can be read at the SEC’s website or at the SEC’s offices. The SEC’s website and street addresses are provided under the heading “Where You Can Find More Information; Incorporation by Reference.”

You should rely only on the information contained in or incorporated by reference in this prospectus. We have not, and the selling shareholders have not, authorized anyone to provide you with different information. This prospectus may only be used where it is legal to sell the securities. You should not assume that information contained in this prospectus or in any document incorporated by reference is accurate as of any date other than the date on the front page of the document that contains the information, regardless of when this prospectus is delivered or when any sale of the securities occurs.

Unless the context requires otherwise, in this prospectus, we use the terms “we,” “us,” “our” and the “Company” to refer to Union First Market Bankshares Corporation and its subsidiaries. The terms “banks” and “community banks” refer to our community bank subsidiaries.

NOTE OF CAUTION REGARDING FORWARD-LOOKING STATEMENTS

We make certain forward-looking statements in this prospectus and in the documents incorporated by reference in this prospectus that are based upon our current expectations and projections about current events. You should not rely on forward-looking statements in this prospectus or in the documents we incorporate by reference. We intend these forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995, and we are including this statement for purposes of these safe harbor provisions. You can identify these statements from our use of the words “may,” “will,” “should,” “could,” “would,” “plan,” “potential,” “estimate,” “project,” “believe,” “intend,” “anticipate,” “expect,” “target” and similar expressions. Examples of forward-looking statements include, but are not limited to, estimates with respect to the financial condition, expected or anticipated revenue, results of operations and business of the Company that are subject to various factors which could cause actual results to differ materially from these estimates. These factors include, but are not limited to, general economic conditions, changes in interest rates, deposit flows, loan demand, real estate values, and competition; changes in accounting principles, policies, or guidelines; changes in legislation or regulations; and other economic, competitive, governmental, regulatory, and technological factors affecting the Company’s operations, pricing, products and services.

You should also consider carefully the statements under “Risk Factors” and other sections of this prospectus and the documents we incorporate by reference, which address additional facts that could cause our actual results to differ from those set forth in the forward-looking statements. We caution investors not to place significant reliance on the forward-looking statements contained in this prospectus and the documents we incorporate by reference.

Because of these and other uncertainties, our actual future results, performance or achievements, or industry results, may be materially different from the results contemplated by these forward-looking statements. In addition, our past results of operations do not necessarily indicate our future results. You should not place undue reliance on any forward-looking statements, which speak only as of the date they were made. We do not intend to update these forward-looking statements, even though our situation may change in the future, unless we are obligated to do so under the federal securities laws. We qualify all of our forward-looking statements by these cautionary statements.

UNION FIRST MARKET BANKSHARES CORPORATION

General

We are a multi-bank holding company headquartered in Richmond, Virginia. We are one of the largest community banking organizations based in Virginia. As of March 31, 2010, we had total consolidated assets of approximately $3.8 billion, total consolidated loans of approximately $2.8 billion, total consolidated deposits of approximately $3.1 billion and total consolidated shareholders’ equity of approximately $414.8 million. We are committed to the delivery of financial services through our three community banks, Union First Market Bank in Richmond, Virginia, Northern Neck State Bank in Warsaw, Virginia and Rappahannock National Bank in Washington, Virginia, and our three non-bank financial services affiliates.

Each of our community banks is a full service retail commercial bank offering consumers and businesses a wide range of banking and related financial services, including checking, savings, certificates of deposit and other depository services, as well as loans for commercial, industrial, residential mortgage and consumer purposes. We believe that the majority of our franchise’s 94 bank locations are located in attractive parts of Virginia. Our diverse geographic footprint spans from the Tidewater and Northern Neck areas in the eastern part of Virginia, west to the Richmond, Charlottesville and Roanoke metro areas and north through Fredericksburg and up to southern side of the metropolitan Washington D.C. market. Each of our banks is independently operated by local management and boards of directors to ensure community responsiveness and to maintain a customer service focus.

We provide other financial services through our non-bank affiliates, Union Investment Services, Inc., Union Mortgage Group, Inc. (“Union Mortgage”) and Union Insurance Group, LLC (“UIG”). Union First Market Bank owns a non-controlling interest in Johnson Mortgage Company, LLC. Union Investment Services, Inc. operates six offices within our community banks’ trade areas and is a full service investment company handling all aspects of wealth management including stocks, bonds, annuities, mutual funds and financial planning. Union Mortgage has fifteen offices in the following locations: Virginia (eight), Maryland (four), North Carolina (two), and South Carolina (one). Union Mortgage is also licensed to do business in selected states throughout the Mid-Atlantic and Southeast, as well as Washington, D.C. It provides a variety of mortgage products to customers in those areas. The mortgage loans originated by Union Mortgage are generally sold in the secondary market through purchase agreements with institutional investors. UIG is an insurance agency in which each of the subsidiary banks and Union Mortgage has an ownership interest. This agency operates in a joint venture with Bankers Insurance, LLC, a large insurance agency owned by community banks across Virginia and managed by the Virginia Bankers Association. UIG generates revenue through sales of various insurance products, including long term care insurance and business owner policies.

Our principal executive offices are located at 111 Virginia Street, Suite 200, Richmond, Virginia 23219.

Acquisition of First Market Bank, FSB

On February 1, 2010, we completed our acquisition of First Market Bank, FSB, a privately-held federal savings bank headquartered in Richmond, Virginia. Pursuant to the merger agreement, First Market Bank, FSB merged with and into FMB-UBSH Interim Bank, a newly-formed and wholly-owned interim bank subsidiary of the Company which was renamed First Market Bank following the merger. On March 22, 2010, Union Bank and Trust Company merged with and into First Market Bank. The combined bank is organized as a Virginia chartered commercial bank and wholly-owned subsidiary of the Company and operates under the name Union First Market Bank.

At the effective date of the Company’s acquisition of First Market Bank, FSB, the bank operated 38 full-service branches, 24 of which were located in Ukrop’s Super Markets’ grocery stores and the remainder were operated from free standing bank branch buildings. As of December 31, 2009, First Market Bank, FSB had total consolidated assets of approximately $1.4 billion, total net loans of approximately $1.0 billion, total deposits of approximately $1.2 billion and total stockholders’ equity of approximately $126.7 million.

In accordance with the merger agreement, we issued 7,477,273 shares of our common stock to the shareholders of First Market Bank, FSB in an all stock transaction. Each share of common stock and Series A Preferred Stock of First Market Bank, FSB issued and outstanding before the acquisition was converted into 6,273.259 shares and 7,757.952 shares, respectively, of our common stock. At the effective date of the acquisition, approximately 29% of our outstanding common stock was owned by former shareholders of First Market Bank, FSB. As of such date, Markel Corporation and Ukrop’s Thrift Holdings, Inc., formerly the largest shareholders of record of First Market Bank, FSB, beneficially owned approximately 14% and 12%, respectively, of the outstanding shares of common stock of the Company.

Pursuant to the terms of the merger agreement, David J. Fairchild, the former president and chief executive officer of First Market Bank, FSB, James E. Ukrop, the former chairman of the board of directors of First Market Bank, FSB, and Steven A. Markel, a former director of First Market Bank, FSB, were appointed to serve on the Company’s board of directors. Mr. Fairchild is also serving as the president of the Company.

The shares issued in the acquisition were not registered under the Securities Act of 1933, as amended (the “Securities Act”) and are therefore subject to certain transfer restrictions under the federal securities laws. The merger agreement provides that we will register the shares under the Securities Act as soon as reasonably practicable after the effective date of the acquisition in order to remove such transfer restrictions.

RISK FACTORS

An investment in our common stock involves certain risks. This prospectus does not describe all of those risks. Before investing in any shares of our common stock, you should carefully consider the following risk factors, in addition to the other information contained or incorporated by reference in this prospectus, including the discussion under the caption “Risk Factors” in our Annual Report on Form 10-K for the year ended December 31, 2009 and in other reports filed by us with the SEC.

Market conditions and other factors may affect the market price of our common stock.

The market price of our common stock could be subject to significant fluctuations due to a change in sentiment in the market regarding our operations or business prospects, future acquisitions to which we are a party, or future sales of our securities. The market price of our common stock may fluctuate as a result of a variety of additional factors, many of which are beyond our control. These factors include the following:

•	operating results that vary from the expectations of management, securities analysts and investors;

•	developments in our business or the financial sector generally;

•	regulatory changes affecting our industry generally or our business and operations;

•	the operating and securities price performance of companies that investors consider to be comparable to us;

•	announcements of strategic developments, acquisitions and other material events by us or our competitors;

•	our ability to integrate the companies and the businesses that we acquire; and

•	changes in the credit, mortgage and housing markets, including the market for securities relating to mortgages or housing.

Accordingly, the shares of our common stock may trade at a price lower than that at which they were purchased.

The market price and trading volume of our common stock may be volatile.

Stock markets, in general, have recently experienced significant price and volume volatility, and the market price of our common stock may continue to be subject to similar market fluctuations that may be unrelated to our operating performance or prospects. Increased volatility could result in a decline in the market price of our common stock and may affect our ability to raise capital in the future.

There may be future sales or other dilution of our equity, which could adversely affect the market price of our common stock.

We are not restricted from issuing additional shares of common stock, including any securities that are convertible into or exchangeable for, or that represent the right to receive, shares of common stock. Sales of a substantial number of shares of our common stock in the public market or the perception that such sales might occur could materially adversely affect the market price of the shares of our common stock. Because our decision to issue securities in any future offering will depend on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing or nature of our future offerings. Accordingly, our shareholders bear the risk that our future offerings will reduce the market price of our common stock and dilute their stock holdings in us. Holders of our common stock are not entitled to preemptive rights or other protections against dilution.

Future offerings of debt, which would be senior to our common stock upon liquidation, and/or preferred equity securities, which may be senior to our common stock for purposes of dividend distributions or upon liquidation, may adversely affect the market price of our common stock.

In the future, we may attempt to increase our capital resources or, if our or our banking subsidiaries’ capital ratios fall below the required minimums, we or our banking subsidiaries could be forced to raise additional capital by making additional offerings of debt or preferred equity securities, including medium-term notes, trust preferred securities, senior or subordinated notes and preferred stock. Upon liquidation, holders of our debt securities and shares of preferred stock and lenders with respect to other borrowings will receive distributions of our available assets prior to the holders of our common stock. Additional equity offerings may dilute the holdings of our existing shareholders or reduce the market price of our common stock, or both.

USE OF PROCEEDS

We will not receive any proceeds from any sale of the shares of our common stock by the selling shareholders. In addition, the selling shareholders will pay any underwriting discounts, selling commissions and similar selling expenses, if any, attributable to the sale of the shares of common stock covered by this prospectus.

REGULATORY CONSIDERATIONS

We are extensively regulated under both federal and state law. As a bank holding company registered under the Bank Holding Company Act of 1956, we are subject to supervision, regulation and examination by the Board of Governors of the Federal Reserve System (the “Federal Reserve”). We are also considered a bank holding company under the laws of Virginia. Accordingly, we and our banks, other than Rappahannock National Bank, which is regulated and supervised by the Office of the Comptroller of the Currency, are subject to regulation and supervision by the Virginia State Corporation Commission and the Federal Reserve. Our banks have deposit insurance provided by the Federal Deposit Insurance Corporation (the “FDIC”) through the Deposit Insurance Fund. For a discussion of the material elements of the regulatory framework applicable to bank holding companies and their subsidiaries and specific information relevant to us, please refer to our Annual Report on Form 10-K for the fiscal year ended December 31, 2009 and any subsequent reports we file with the SEC, which are incorporated by reference in this prospectus. See “Where You Can Find More Information; Incorporation by Reference” for information on how to obtain a copy of our 2009 Form 10-K and any subsequent reports.

This regulatory framework is intended primarily for the protection of depositors and the Deposit Insurance Fund and not for the protection of shareholders. As a result of this regulatory framework, our earnings are affected by actions of the FDIC, which insures the deposits of our banking subsidiaries within certain limits, the state banking regulators in Virginia and the Federal Reserve, which regulate us and our banking subsidiaries, and the SEC.

Our earnings are also affected by general economic conditions, our management policies and legislative action. In addition, there are numerous governmental requirements and regulations that affect our business activities. A change in applicable statutes, regulations or regulatory policy may have a material effect on our business.

DETERMINATION OF OFFERING PRICE

There is no set offering price for the shares of common stock included in this registration statement. The selling shareholders may sell their shares based on market conditions and their own discretion.

SELLING SHAREHOLDERS

All of the shares of common stock registered for sale pursuant to this prospectus are owned by the selling shareholders. The selling shareholders acquired their shares on February 1, 2010 in connection with the acquisition by the Company of First Market Bank, FSB. Pursuant to the merger agreement, each share of common stock and Series A Preferred Stock of First Market Bank, FSB issued and outstanding before the acquisition was converted into 6,273.259 shares and 7,757.952 shares, respectively, of our common stock. We are registering the common stock in order to permit the selling shareholders to offer the common stock for resale from time to time pursuant to obligations we undertook in connection with the issuance of the common stock.

The table below sets forth, as of May 14, 2010, the number of shares of our common stock owned by each selling shareholder, the number of shares that may be sold for the account of each selling shareholder, and the number and percentage of shares of common stock that will be owned by each selling shareholder after completion of the offering, assuming the sale of all shares offered and no other changes in ownership. None of the selling shareholders is affiliated with or has a material relationship with us, other than James E. Ukrop, a member of our board of directors. Steven A. Markel, Vice Chairman of the board of the directors of Markel Corporation, is also a member of our board of directors. Certain of the selling shareholders, including Markel Corporation, Ukrop’s Thrift Holdings, Inc., Ukrop’s Services, L.C., James E. Ukrop and Robert S. Ukrop, have made commitments not to, among other things, exercise a controlling influence over our management or policies without the prior approval of the Federal Reserve Bank of Richmond. None of the selling shareholders is a broker-dealer or affiliate of a broker-dealer.

The selling shareholders will act independently of us in making decisions with respect to the timing, manner and size of the sale or sales of common stock covered by this prospectus. We cannot estimate the number of shares that each selling shareholder will hold after completion of this offering because the selling shareholders may offer some or all of the shares owned by them and further because we have no knowledge as to any agreements, arrangements or understandings with respect to the sale of any of the shares. Our registration of the shares of common stock held by the selling shareholders does not necessarily mean that the selling shareholders will sell all or any of the shares.

Name	Shares Owned Prior to the Offering	Number of Shares Offered	Shares Owned After the Offering (1)	Percent of Class Owned After the Offering (1)

Markel Corporation	3,504,920	3,504,920	0	*
James E. Ukrop (2)(3)	279,442	279,442	0	*
Robert S. Ukrop	279,442	279,442	0	*
Ukrop’s Services, L.C (4).	125,465	125,465	0	*
Ukrop’s Thrift Holdings, Inc. (4)	3,073,896	3,073,896	0	*
James E. Ukrop as Trustee of the Third Amended and Restated James Edward Ukrop Revocable Trust u/a dated 9/24/07 (3)(5)	56,207	56,207	0	*
Robert Scott Ukrop	25,424	25,424	0	*
Joseph E. Ukrop (3)	25,424	25,424	0	*
Robert Stephen Ukrop as Trustee of the Amended and Restated Robert Stephen Ukrop Revocable Trust u/a dated 8/25/04 (6)	46,674	46,674	0	*
Robert S. Ukrop as Trustee of the Trust u/a dated 12/31/76 made by Joseph and Jacquelin Ukrop f/b/o Nancy Joseph Ukrop Kantner (6)	2,848	2,848	0	*
Jayne B. Ukrop as Trustee of the Trust u/a dated 12/30/76 made by Robert S. Ukrop f/b/o Nancy Joseph Ukrop Kantner (7)	7,427	7,427	0	*
Robert Stephen Ukrop, Jr.	15,095	15,095	0	*
Jacquelin Ukrop Aronson	15,095	15,095	0	*
Jeffrey Brown Ukrop	15,095	15,095	0	*
Nancy Joseph Ukrop Kantner	4,819	4,819	0	*

*	Represents less than 1% of our outstanding shares.
(1)	Assumes the sale of all shares that are the subject of this prospectus. We cannot predict whether the selling shareholders will sell all or any of the shares.
(2)	While serving on the board of directors of Union First Market Bank, James E. Ukrop will hold at least the minimum number of shares of the Company’s common stock required under Section 6.1-47 of the Code of Virginia.
(3)	The selling shareholder is a party to a Third Party Pledge Agreement dated as of February 15, 2010 (the “Pledge Agreement”) pursuant to which Wells Fargo Bank, National Association (the “Lender”) has been granted a first priority security interest in these shares. Under the terms of the Pledge Agreement, upon an event of default and subject to various conditions the Lender will have the right to sell such shares. Any such sales may be made pursuant to this prospectus.
(4)	James E. Ukrop and Robert S. Ukrop share voting and disposition power over such shares.
(5)	As trustee, James E. Ukrop has sole voting and disposition power over such shares.
(6)	As trustee, Robert S. Ukrop has sole voting and disposition power over such shares.
(7)	As trustee, Jayne B. Ukrop, wife of Robert Stephen Ukrop, has sole voting and disposition power over such shares.

PLAN OF DISTRIBUTION

The selling shareholders, and their pledgees, donees, transferees or other successors in interest, may offer and sell, from time to time, some or all of the shares of common stock covered by this prospectus. We have registered the shares of common stock covered by this prospectus for offer and sale by the selling shareholders so that those shares may be freely sold to the public by them. Registration of the shares of common stock covered by this prospectus does not mean that those shares necessarily will be offered or sold. We will not receive any proceeds from any sale by the selling shareholders of the shares. See “Use of Proceeds.”

The selling shareholders, including their pledgees, donees, transferees or other successors in interest, may sell the shares of common stock covered by this prospectus from time to time, at market prices prevailing at the time of sale, at prices related to market prices, at a fixed price or prices subject to change or at negotiated prices, by a variety of methods including the following:

•

on any national securities exchange or quotation service on which the common stock may be listed or quoted at the time of sale, including, as of the date of this prospectus, the NASDAQ Global Select Market;

•	in privately negotiated transactions;

•	through broker-dealers, who may act as agents or principals;

•	in a block trade in which a broker-dealer will attempt to sell a block of shares of common stock as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	through one or more underwriters on a firm commitment or best-efforts basis;

•	directly to one or more purchasers;

•	through agents;

•	in any combination of the above; or

•	any other method permitted pursuant to applicable law.

In addition, any shares of common stock that qualify for sale pursuant to Rule 144 under the Securities Act may be sold under Rule 144 rather than pursuant to this prospectus.

Under the terms of the Amended and Restated Affiliate Agreement, dated as of March 30, 2009, by and among us and James E. Ukrop, Robert S. Ukrop, Ukrop’s Services, L.C., Ukrop’s Thrift Holdings, Inc. and Markel Corporation (the “FMB Affiliates”), each FMB Affiliate has agreed not to sell, transfer or otherwise dispose of the shares of common stock covered by this prospectus unless the sale, transfer or disposition (i) complies with the volume limitations set forth in Rule 144(e) under the Securities Act (even if such limitation does not apply to a sale of shares registered hereby), (ii) is made in connection with an underwritten demand registration pursuant to the Registration Rights Agreement between the Company and the selling shareholders (iii) is a bona fide gift transaction, (iv) is exempt from registration under the Securities Act, (v) is a pledge to secure an obligation of such shareholder, or (vi) is a transfer to an FMB Affiliate.

In effecting sales, brokers or dealers engaged by the selling shareholders may arrange for other brokers or dealers to participate. Broker-dealers may receive commissions or discounts from the selling shareholders (or if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. The selling shareholders do not expect these commissions and discounts relating to its sales of shares to exceed what is customary in the types of transactions involved.

In connection with the sale of our common stock or interests therein, the selling shareholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the common stock in the course of hedging the positions they assume. The selling shareholders may also sell shares of our common stock short and deliver these securities to close out their short positions, or loan or pledge the common stock to broker-dealers or other financial institutions for the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction.)

The selling shareholders may, from time to time, pledge or grant a security interest in some or all of the common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the common stock from time to time pursuant to this prospectus or any amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act, amending, if necessary, the list of selling shareholders to include the pledgee, transferee or other successors in interest as selling shareholders under this prospectus. The selling shareholders also may transfer and donate the common stock in other circumstances in which case the transferees, donees, pledgees or other successors in interest will be the selling owners for purposes of this prospectus.

The selling shareholders may be deemed to be “underwriters” within the meaning of the Securities Act. Broker-dealers participating in resales or redistributions also may be deemed “underwriters” and any profit on the sale of the shares of common stock and any commissions received by these broker-dealers may be regarded as underwriting commissions under the Securities Act. The shares of common stock may be sold from time to time at varying prices determined at the time of sale or at negotiated prices. Broker-dealer transactions may include:

•	purchases of the shares of common stock by a broker-dealer as principal and resales of the shares of common stock by the broker-dealer for its account pursuant to this prospectus;

•	ordinary brokerage transactions; or

•	transactions in which the broker-dealer solicits purchasers.

At any time a particular offer of the shares of common stock covered by this prospectus is made, a revised prospectus or prospectus supplement, if required, will be distributed which will set forth the aggregate amount of shares of common stock covered by this prospectus being offered and the terms of the offering, including the name or names of any underwriters, dealers, brokers or agents, any discounts, commissions, concessions and other items constituting compensation from the selling shareholders and any discounts, commission or concession allowed or re-allowed or paid to dealers. Such prospectus supplement, and, if necessary, a post-effective amendment to the registration statement of which this prospectus is a part, will be filed with the SEC to reflect the disclosure of additional information with respect to the distribution of the shares of common stock covered by this prospectus.

The selling shareholders and any other person participating in the distribution will be subject to applicable provisions of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and the rules and regulations thereunder, including, without limitation, Regulation M of the Exchange Act, which may limit the timing of purchases and sales of any of the shares by the selling shareholders and any other participating person. Regulation M may also restrict the ability of any person engaged in the distribution of the shares to engage in market-making activities with respect to the shares. All of the foregoing may affect the marketability of the shares and the ability of any person or entity to engage in market-making activities with respect to the shares.

We are filing this registration statement pursuant to the Registration Rights Agreement dated February 1, 2010, by and among us and the selling shareholders. We will pay all expenses of the registration of the shares pursuant to the Registration Rights Agreement, provided, however, that each selling shareholder will pay all underwriting discounts and selling commissions, if any, and any related legal expenses incurred by it. We estimate those fees and expenses to be approximately $38,300. Pursuant to the Registration Rights Agreement, the selling shareholders have certain rights to demand an underwritten offering of the common stock. In addition, we have agreed to indemnify the selling shareholders against certain liabilities, including some liabilities under the Securities Act, or the selling shareholders will be entitled to contribution. We may be entitled to contribution or indemnified by the selling shareholders against civil liabilities, including liabilities under the Securities Act, that may arise from any written information furnished to us by the selling shareholders specifically for use in this prospectus.

DESCRIPTION OF CAPITAL STOCK

General

Our authorized capital stock consists of 36,000,000 shares of common stock, par value $1.33 per share, and 500,000 shares of preferred stock, par value $10.00 per share. As of April 30, 2010, there were 25,927,272 shares of common stock outstanding and 35,595 shares of Fixed Rate Cumulative Perpetual Preferred Stock, Series B outstanding.

Common Stock

Each share of our common stock has the same relative rights as, and is identical in all respects to, each other share of our common stock. Our common stock is traded on the NASDAQ Global Select Market under the symbol “UBSH.” All of the outstanding shares of common stock are, and any common stock issued and sold under this prospectus will be, fully paid and nonassessable.

The transfer agent and registrar for our common stock is Registrar and Transfer Company, 10 Commerce Drive, Cranford, New Jersey 07016.

Dividends

The holders of our common stock are entitled to share ratably in dividends when and as declared by the board of directors out of funds legally available therefor. Our articles of incorporation permit the board of directors to issue preferred stock with terms set by the board, which terms may include the right to receive dividends ahead of the holders of common stock.

The payment of dividends by us will be subject to the restrictions of Virginia law applicable to the declaration of dividends by a business corporation. Under such provisions, cash dividends may not be paid if a corporation will not be able to pay its debts as they become due in the usual course of business after making such cash dividend distribution or the corporation’s total assets would be less than the sum of its total liabilities plus the amount that would be needed to satisfy certain liquidation preferential rights. In addition, the Federal Reserve generally prohibits holding companies from paying dividends except out of operating earnings, and the prospective rate of earnings retention appears consistent with the holding company’s capital needs, asset quality and overall financial condition.

Liquidation Rights

In the event of any liquidation, dissolution, or winding up of the Company, holders of shares of common stock will be entitled to receive, after payment of all debts and liabilities of the Company and after satisfaction of all liquidation preferences applicable to the preferred stock, all remaining assets of the Company available for distribution in cash or in kind.

Voting Rights

The holders of our common stock have one vote for each share held on any matter presented for consideration at a shareholder meeting. The holders of our common stock are not entitled to cumulative voting in the election of directors.

Directors and Classes of Directors

Our board of directors is divided into three classes, apportioned as evenly as possible, with directors serving staggered three-year terms. Currently, the board consists of twelve directors. Under the articles, directors may be removed only for cause and with affirmative vote of at least two-thirds of the outstanding shares entitled to vote.

No Preemptive Rights; Redemption and Assessment

Holders of shares of our common stock will not be entitled to preemptive rights with respect to any shares that may be issued. Our common stock is not subject to redemption or any sinking fund and the outstanding shares are fully paid and non-assessable.

Securities Are Not Insured by the FDIC

Investments in the common stock or any of our equity or debt securities will not qualify as deposits or savings accounts and will not be insured or guaranteed by the FDIC or any other governmental agency and are subject to investment risk, including the possible loss of principal.

Certain Anti-Takeover Provisions of Our Articles of Incorporation and Bylaws and Virginia Law

General. Our articles and bylaws and the Virginia Stock Corporation Act (the “Virginia SCA”) contain certain provisions designed to enhance the ability of our board of directors to deal with attempts to acquire control of the Company. These provisions and the ability to set the voting rights, preferences and other terms of any series of preferred stock that may be issued, may be deemed to have an anti-takeover effect and may discourage takeovers (which certain shareholders may deem to be in their best interest). To the extent that such takeover attempts are discouraged, temporary fluctuations in the market price of our common stock resulting from actual or rumored takeover attempts may be inhibited. These provisions also could discourage or make more difficult a merger, tender offer or proxy contest, even though such transactions may be favorable to the interests of shareholders, and could potentially adversely affect the market price of our common stock.

The following briefly summarizes protective provisions that are contained in our articles and bylaws and provided by the Virginia SCA. This summary is necessarily general and is not intended to be a complete description of all the features and consequences of those provisions, and is qualified in its entirety by reference to our articles and bylaws and the statutory provisions contained in the Virginia SCA.

Supermajority Provision. The Virginia SCA provides that, unless a corporation’s articles of incorporation provide for a higher or lower vote, certain significant corporate actions must be approved by the affirmative vote of the holders of more than two-thirds of the votes entitled to be cast on the matter. Corporate actions requiring a two-thirds vote include:

•	adoption of plans of merger or exchange;

•	sales of all or substantially all of a corporation’s assets other than in the ordinary course of business; and

•	adoption of plans of dissolution.

The Virginia SCA provides that a corporation’s articles of incorporation may either increase the vote required to approve those actions or may decrease the required vote to not less than a majority of the votes entitled to be cast.

Our articles provide that the actions set out above must be approved by a vote of a majority of all votes entitled to be cast on such transactions by each voting group entitled to vote on the transaction, provided that the transaction has been approved and recommended by at least two-thirds of the directors in office at the time of such approval and recommendation. If the transaction is not so approved and recommended by the board, then the transaction must be approved by the vote of 80% or more of all votes entitled to be cast on such transactions by each voting group entitled to vote on the transaction.

Affiliated Transactions. The Virginia SCA contains provisions governing “affiliated transactions.” These include various transactions such as mergers, share exchanges, sales, leases, or other dispositions of material assets, issuances of securities, dissolutions, and similar transactions with an “interested shareholder.” An interested shareholder is generally the beneficial owner of more than 10% of any class of a corporation’s outstanding voting shares. During the three years following the date a shareholder becomes an interested shareholder, any affiliated transaction with the interested shareholder must be approved by both a majority of the “disinterested directors” (those directors who were directors before the interested shareholder became an interested shareholder or who were recommended for election by a majority of disinterested directors) and by the affirmative vote of the holders of two-thirds of the corporation’s voting shares other than shares beneficially owned by the interested shareholder. These requirements do not apply to affiliated transactions if, among other things, a majority of the disinterested directors approve the interested shareholder’s acquisition of voting shares making such a person an interested shareholder before such acquisition. Beginning three years after the shareholder becomes an interested shareholder, the corporation may engage in an affiliated transaction with the interested shareholder if:

•	the transaction is approved by the holders of two-thirds of the corporation’s voting shares, other than shares beneficially owned by the interested shareholder;

•	the affiliated transaction has been approved by a majority of the disinterested directors; or

•

subject to certain additional requirements, in the affiliated transaction the holders of each class or series of voting shares will receive consideration meeting specified fair price and other requirements designed to ensure that all shareholders receive fair and equivalent consideration, regardless of when they tendered their shares.

Control Share Acquisitions Statute. Under the Virginia SCA’s control share acquisitions law, voting rights of shares of stock of a Virginia corporation acquired by an acquiring person or other entity at ownership levels of 20%, 33 1/3%, and 50% of the outstanding shares may, under certain circumstances, be denied. The voting rights may be denied:

•

unless conferred by a special shareholder vote of a majority of the outstanding shares entitled to vote for directors, other than shares held by the acquiring person and officers and directors of the corporation; or

•

among other exceptions, such acquisition of shares is made pursuant to a merger agreement with the corporation or the corporation’s articles of incorporation or bylaws permit the acquisition of such shares before the acquiring person’s acquisition thereof.

If authorized in the corporation’s articles of incorporation or bylaws, the statute also permits the corporation to redeem the acquired shares at the average per share price paid for them if the voting rights are not approved or if the acquiring person does not file a “control share acquisition statement” with the corporation within 60 days of the last acquisition of such shares. If voting rights are approved for control shares comprising more than 50% of the corporation’s outstanding stock, objecting shareholders may have the right to have their shares repurchased by the corporation for “fair value.”

The provisions of the Affiliated Transactions Statute and the Control Share Acquisitions Statute are only applicable to public corporations that have more than 300 shareholders. Corporations may provide in their articles of incorporation or bylaws to opt-out of the Control Share Acquisitions Statute, but we have not.

Preferred Stock

We are authorized to issue 500,000 shares of preferred stock, $10.00 par value per share, 35,595 shares of which have been designated as Fixed Rate Cumulative Perpetual Preferred Stock, Series B. The Fixed Rate Cumulative Perpetual Preferred Stock, Series A, issued to Treasury under the TARP Capital Purchase Program was redeemed on November 18, 2009. All of the authorized shares of Series B preferred stock are outstanding as of the date of this prospectus. We do not have any other preferred stock outstanding.

Our outstanding series of preferred stock was established in connection with our acquisition of First Market Bank, FSB. On February 6, 2009, First Market Bank, FSB issued and sold to the Treasury 33,900 shares of its Fixed Rate Non-Cumulative Perpetual Preferred Stock, Series B and a warrant to purchase up to 1,695 shares of its Fixed Rate Non-Cumulative Perpetual Preferred Stock, Series C. The Treasury immediately exercised the warrant for the entire 1,695 shares. In connection with the acquisition of First Market Bank, FSB, our board of directors established a series of preferred stock with substantially identical preferences, rights and limitations to the First Market Bank, FSB preferred stock. Pursuant to the closing of the acquisition, each share of First Market Bank, FSB Series B and Series C preferred stock was exchanged for one share of the Company’s Series B preferred stock. The Series B preferred stock of the Company pays cumulative dividends at a rate of 5.19048% per annum for the first five years and thereafter at a rate of 9.0% per annum. The 5.19048% dividend rate is a blended rate comprised of the dividend rate of the 33,900 shares of First Market Bank 5% Fixed Rate Non-Cumulative Perpetual Preferred Stock and 1,695 shares of First Market Bank 9% Fixed Rate Non-Cumulative Perpetual Preferred Stock. The Series B preferred stock of the Company is non-voting and each share has a liquidation preference of $1,000.

Our board of directors is authorized, without further shareholder action, to issue additional preferred stock with such designations, preferences and rights as our board of directors may determine.

LEGAL MATTERS

The validity of the shares of common stock offered hereby will be passed upon for us by LeClairRyan, A Professional Corporation, Richmond, Virginia.

EXPERTS

The consolidated financial statements of Union Bankshares Corporation incorporated in this prospectus by reference to our Annual Report on Form 10-K for the year ended December 31, 2009 have been audited by Yount, Hyde & Barbour, P.C., an independent registered public accounting firm, as stated in their reports appearing therein and herein by reference. Such consolidated financial statements have been so incorporated by reference in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION; INCORPORATION BY REFERENCE

This prospectus is part of a registration statement on Form S-3 that we filed with the SEC under the Securities Act. The registration statement, including the attached exhibits, contains additional relevant information about us and the securities offered by this prospectus. The rules and regulations of the SEC allow us to omit certain information included in the registration statement from this prospectus. You can obtain a copy of the registration statement from the SEC at the address provided below or on the SEC’s website.

We also file annual, quarterly and current reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC’s website at http://www.sec.gov. Copies of certain information filed by us with the SEC are also available on our website at http://www.ubsh.com. Our website is not a part of this prospectus. You may also read and copy any document we file at the SEC’s public reference room, 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference room.

The SEC allows us to “incorporate by reference” information we file with it, which means that we can disclose important information to you by referring you to other documents. The information incorporated by reference is considered to be a part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. In all cases, you should rely on the later information over different information included in this prospectus.

We incorporate by reference the documents listed below and all future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, prior to the termination of the offering, except to the extent that any information contained in such filings is deemed “furnished” in accordance with SEC rules:

•	the description of common stock contained in our Registration Statement on Form 8-A, as filed with the SEC on July 2, 1999;

•	our Annual Report on Form 10-K for the year ended December 31, 2009;

•	our Quarterly Report on Form 10-Q for the quarter ended March 31, 2010; and

•	our Current Reports on Form 8-K filed on January 15, 2010, January 29, 2010, February 1, 2010, February 2, 2010, February 5, 2010, April 22, 2010, April 30, 2010 and May 5, 2010.

Upon your written or oral request, we will provide you without charge a copy of any or all of the documents incorporated by reference herein, other than the exhibits to those documents, unless the exhibits are specifically incorporated by reference into the information that this prospectus incorporates. Your written or oral request for copies of this prospectus and documents we have incorporated by reference should be directed to:

Mr. D. Anthony Peay

Executive Vice President and Chief Financial Officer

Union First Market Bankshares Corporation

111 Virginia Street, Suite 200

Richmond, Virginia 23219

(804) 633-5031